Exhibit 12.1

PEPCO HOLDINGS, INC.

		For the Year Ended December 31,
	Three Months Ended March 31, 2013	2012	2011	2010	2009
	(millions of dollars)
(Loss) Earnings
Net (Loss) income from continuing operations	$(430)	$272	$247	$136	$220
Preferred stock dividend	—	—	—	—	—
(Income) or loss from equity investees	(1)	(1)	3	1	(2)
Minority interest loss	—	—	—	—	—
Income tax expense related to continuing operations	135	148	140	9	103

Pre-tax (loss) income for common stock	(296)	419	390	146	321
Add: Fixed charges*	75	294	287	336	369
Add: Distributed income of equity investees	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—

(Loss) Earnings	$(221)	$713	$677	$482	$690

*Fixed Charges
Interest on long-term debt	$65	$257	$251	$293	$323
Interest capitalized	—	—	—	—	—
Other interest	—	—	—	—	—
Amortization of debt discount, premium, and expense	4	16	14	21	23
Interest component of rentals	6	21	22	22	23
Pre-tax preferred stock dividend requirement	—	—	—	—	—

Fixed charges	$75	$294	$287	$336	$369

Ratio of (loss) earnings to fixed charges	(2.95)	2.43	2.36	1.43	1.87

(a)	Pepco Holdings, Inc. has no preferred equity securities outstanding, therefore the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.